Exhibit 99.3

Press Release

AC Immune Reports Third Quarter 2018 Financial Results
and Corporate Update

▪	Announced important clinical milestones for ACI-24 vaccine in Alzheimer's disease and Down Syndrome

▪	Company record high, period end cash position of approximately CHF 200 million that is expected to extend our cash runway to Q3 2021, excluding potential incoming milestones

▪	Successfully issued 10 million new shares via three offerings to raise gross proceeds of USD 117.5 (CHF 116.3) million

Lausanne, Switzerland, November 13, 2018 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, today announced financial results for the three and nine months ended September 30, 2018.

Prof. Andrea Pfeifer, CEO of AC Immune, commented: “During the third quarter we raised USD 117.5 million, and broadened our shareholder base with 11 new institutional investors. We are grateful for the continued support of our existing shareholders who also participated. These proceeds are expected to fund our three pillar strategy through at least 2021, excluding potential incoming milestones. This capital raise, and the established investors who participated, are a strong endorsement of our scientific pipeline and business model.”

“We also continued to advance key assets in our pipeline, announcing both the start and dosing of the first patient in the Phase 2 trial with ACI-24 in patients with mild Alzheimer's disease and completing recruitment for the high-dose cohort of the Phase 1b study with ACI-24 for Abeta-related cognitive decline in individuals with Down Syndrome. Vaccines are potentially an important option for the treatment and prevention of neurodegenerative diseases and are one of our main targets for clinical development.

A new exploratory Phase 2 data analysis presented at the AAIC 20181 showed that our lead product candidate crenezumab significantly reduces Abeta oligomers in cerebrospinal fluid in patients with Alzheimer’s disease. We are encouraged about crenezumab’s potential as a disease modifying therapy, particularly given its distinct differentiation from other beta-amyloid antibodies in terms of both target specificity and safety.”

1 / 6

1 Alzheimer’s Association International Conference, Chicago, July 22 - 26, 2018

Key Financial Data – Unaudited (CHF million)

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	(in CHF million except per share data)		(in CHF million except per share data)
Total revenue	2.3	1.1	5.8	3.8

R&D expenses	(11.5)	(8.2)	(32.2)	(22.5)
G&A expenses	(2.9)	(2.5)	(8.7)	(7.0)

IFRS Loss for the period	(13.5)	(8.8)	(36.3)	(30.6)
IFRS Loss per Share – basic and diluted	(0.21)	(0.15)	(0.61)	(0.54)

Adjusted Loss for the period[1]	(11.6)	(9.0)	(33.3)	(25.0)
Adjusted Loss Share – basic and diluted[1]	(0.18)	(0.16)	(0.56)	(0.44)

[1]	Adjusted (Loss) and Adjusted Loss per Share are non-IFRS measures. See “Non-IFRS Financial Measures” below for further information and reconciliation to the most directly comparable IFRS measures.

	As of September 30,	As of December 31,
	2018	2017	Change
	(in CHF million)
Cash and cash equivalents	199.1	124.4	74.7
Total shareholder’s equity	192.0	116.8	75.2

Third Quarter 2018 Company Highlights

ACI-24 Vaccine for Alzheimer's Disease

AC Immune has started the Phase 2 study with ACI-24 in patients with mild Alzheimer's disease (AD). The aim of this double-blind, randomized, placebo-controlled study with an adaptive design is to assess the safety, tolerability, immunogenicity, target engagement, biomarkers and clinical efficacy of ACI-24. The trial will seek to confirm the positive trends on Abeta PET imaging and clinical measurement (CDR-SB°) of the previous Phase 1 safety study. The Phase 2 trial will be conducted in several European countries and the first patients have been screened.

ACI-24 in Down Syndrome

AC Immune has completed recruitment for the high-dose cohort of the ACI-24 Phase 1b study for the treatment of Alzheimer's disease-like characteristics in adults with Down Syndrome (DS), a condition affecting approximately one in 700 newborns. The first low-dose and the second high-dose cohorts have been fully recruited in August 2017 and in July 2018 respectively, and interim results of the low dose cohort are expected later in 2018. In addition to cognitive dysfunction beginning in childhood, individuals with DS are genetically-predisposed to develop Abeta-related cognitive decline at a much younger age and with much greater probability than the general population.

2 / 6

Further details are available in our corresponding Statements of Cash Flows filed with our Form 6-K, published on the company website.

Closing of Three Primary Offerings for 10,000,000 Common Shares

In July, the Company completed three offerings, totaling 10,000,000 new common shares at a price per share of USD 11.75, from which the Company obtained gross proceeds of approximately USD 117.5 million (CHF 116.3 million). Net underwriting fees and transaction costs totaled CHF 6.8 million, yielding net proceeds of CHF 109.5 million.

Third Quarter 2018 Financial Highlights

Revenues

Our revenues fluctuate as a result of our collaborations with current and potentially new partners, the timing of milestone achievements, and the size of each milestone payment.

AC Immune generated revenues of CHF 2.3 million in the three months ended September 30, 2018, an increase of CHF 1.2 million over the comparable period in 2017. Contract revenues improved due to an incremental CHF 0.8 million for research and development services performed for the anti-pTau Vaccine (ACI-35) together with Janssen, CHF°0.2°million related to the TDP-43 PET Imaging Tracers Biogen collaboration and CHF 0.1 million for research services provided to Essex Bio-Technology. We also recognized CHF 0.1 million in grant revenue from the Michael J. Fox Foundation.

We recognized CHF 5.8 million in the nine months ended September 30, 2018, a CHF°2.0°million increase over the comparable period in 2017. Contract revenues improved principally due to increases of CHF 1.6 million for research and development services performed for the anti-pTau Vaccine (ACI-35) together with Janssen, CHF°0.5 million for research services provided to Essex Bio-Technology and CHF 0.5 million for research and development revenues from Biogen. The Company also recorded CHF 0.3 million in grant revenue from the Michael J. Fox Foundation. This was offset by a non-recurring CHF 1.1 million milestone in Q1 2017 from Life Molecular Imaging (formerly Piramal Imaging).

Research & Development (R&D) Expenses

For the three months ended September 30, 2018, AC Immune invested CHF 11.5 million in research and development, compared with CHF 8.2 million for the same period in 2017. The increase in R&D spending was primarily driven by investments in a variety of our programs. In our Alzheimer’s disease programs, this includes an incremental CHF 1.6 million for our anti-pTau Vaccine (ACI-35) program. The increase in our discovery programs of CHF 1.4 million was driven by a variety of projects including CHF 0.3 million related to the continued proof of concept studies and additional manufacturing activities of our lead compounds in the Tau Morphomers and a CHF 0.4 million increase related to manufacturing activities in our vaccine technology program.

For the nine months ended September 30, 2018, AC Immune invested CHF 32.2 million in research and development, compared with CHF 22.5 million for the same period in 2017. The increase in R&D spending was primarily driven by investments of CHF°3.8

3 / 6

Further details are available in our corresponding Statements of Cash Flows filed with our Form 6-K, published on the company website.

million in our Alzheimer’s disease programs, specifically a CHF 1.2 million increase for our ACI-24 program in Alzheimer’s disease (AD) to start-up the Phase 2 study. We also invested an incremental CHF 2.8 million for our anti-pTau Vaccine (ACI-35) program. Importantly, we increased our investments in our Discovery programs by CHF°3.9 million, driven by a CHF 1.8 million increase for preparing the Phase 1 entry of our lead compounds in the Tau Morphomers™ program. Additionally, there were CHF°0.6 million increases related to our vaccine technology program and CHF°0.5°million for our anti-alpha-Synuclein antibody.

General and Administrative (G&A) Expenses

General and administrative expenses amounted to CHF 2.9 million in the three months ended September 30, 2018, compared with CHF 2.5 million in the same period in 2017. For the nine months ended September 30, 2018, and 2017, general and administrative expenses were CHF 8.7 million and CHF 7.0 million, respectively. The changes predominantly related to increases in personnel expenses.

IFRS Loss for the period

For the three months ended September 30, 2018, the Company had a net loss of CHF 13.5 million compared with net loss of CHF 8.8 million for the same period in 2017. The increased net loss for this three month period was partly attributable to the CHF 3.8 million increase in R&D and G&A expenses and CHF 2.2 million decrease in Finance result offset by the CHF 1.2 million in revenues additional revenues.

For the nine months ended September 30, 2018, the Company had a net loss of CHF 36.3 million compared with net loss of CHF 30.6 million for the same period in 2017. The increase in net loss for this nine month period was attributable to the increased spending of CHF 11.3 million in R&D and G&A expenses offset by gains in our Finance result of CHF 3.6 million and CHF 2.0 million in revenues.

Cash position

As of September 30, 2018, AC Immune had total cash and cash equivalents of CHF 199.1 million compared to CHF°124.4 million as of December 31, 2017. This CHF 74.7 million increase was principally due to the Company’s three follow on offerings which yielded a CHF 109.5 million in proceeds, after deducting underwriting fees and transaction costs. Net cash flows used in operating activities of CHF 32.3 million offset this cash increase, due to the higher investments in our major discovery and development programs, and the continued strengthening of the Company’s infrastructure, systems and organization as a publicly-traded company.

Non-IFRS Financial Measures

In addition to our operating results, as calculated in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, we use Adjusted Loss and Adjusted Loss per Share when monitoring and evaluating our operational performance. Adjusted Loss is defined as loss for the relevant period, as adjusted for certain items that we believe are not indicative of our

4 / 6

Further details are available in our corresponding Statements of Cash Flows filed with our Form 6-K, published on the company website.

ongoing operating performance. Adjusted Loss per Share is defined as Adjusted Loss for the relevant period divided by the weighted-average number of shares for such period. The following table reconciles net loss to Adjusted Loss and Adjusted Loss per Share for the periods presented:

Reconciliation of Loss to Adjusted Loss and Loss Per Share to Adjusted Loss Per Share (unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	(in CHF millions except per share data)		(in CHF millions except per share data)
Net Loss	(13.5)	(8.8)	(36.3)	(30.6)
Adjustments:
Non-Cash share-based compensation[1]	0.6	0.6	1.9	0.8
Foreign currency remeasurement (Gains)/Losses[2]	1.3	(0.8)	1.1	4.8
Adjusted Loss for the period	(11.6)	(9.0)	(33.3)	(25.0)

Loss per Share – basic and diluted	(0.21)	(0.15)	(0.61)	(0.54)
Adjustment to Loss per Share – basic and diluted	0.03	(0.01)	0.05	0.10
Adjusted Loss per Share – basic and diluted[2]	(0.18)	(0.16)	(0.56)	(0.44)
Weighted-average number of shares used to compute Adjusted Loss per Share – basic and diluted	64,862,822	57,164,145	59,912,283	57,023,032

[1]	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

[2]	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

Non-IFRS Expenditures

Adjustments for the three and nine months ended September 30, 2018, were CHF 1.9 million and CHF 3.0 million, respectively. These were largely due to foreign currency remeasurement losses of CHF 1.3 million and CHF 1.1 million, respectively, predominantly related to the cash balance of the Company as a result of a weakening of the US Dollar against the Swiss Franc for most of the third quarter. The Company also recorded CHF 0.6 million and CHF 1.9 million for the three and nine months, respectively, for share-based compensation expenses. The latter represented a CHF 1.0 million increase compared to the nine months ended September 30, 2017.

About AC Immune

AC Immune is a clinical-stage Swiss-based biopharmaceutical company, listed on Nasdaq, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company designs, discovers and develops therapeutic as well as diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create

5 / 6

Further details are available in our corresponding Statements of Cash Flows filed with our Form 6-K, published on the company website.

antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer’s disease (AD). The Company’s pipeline features nine therapeutic and three diagnostic product candidates – with five product candidates currently in clinical trials. The most advanced of these is crenezumab, a humanized anti-amyloid-β monoclonal IgG4 antibody that targets monomeric and aggregated forms of amyloid-β, with highest affinity for neurotoxic oligomers. Crenezumab is currently in two Phase 3 clinical studies for AD, under a global program conducted by the collaboration partner Roche/Genentech. Other collaborations include Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences, Life Molecular Imaging (formerly Piramal Imaging) and Essex Bio-Technology.

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

For further information, please contact:

In Europe Beatrix Benz AC Immune Corporate Communications Phone: +41 21 345 91 34 E-mail: beatrix.benz@acimmune.com	In the US Lisa Sher AC Immune Investor Relations Phone: +1 970 987 26 54 E-mail: lisa.sher@acimmune.com
Nick Miles/Toomas Kull Cabinet Privé de Conseils s.a. Phone: +41 22 552 46 46 E-mail: miles@cpc-pr.com kull@cpc-pr.com	Ted Agne The Communications Strategy Group Inc. Phone: +1 781 631 3117 E-mail: edagne@comstratgroup.com

6 / 6

Further details are available in our corresponding Statements of Cash Flows filed with our Form 6-K, published on the company website.